UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, May 7, 2007, and entitled “Orbotech Announces First Quarter 2007 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at March 31, 2007.

3.	Registrant’s Condensed Consolidated Statements of Income for the Three Month Period ended March 31, 2007.

4.	Press release issued by the Registrant on, and dated, May 14, 2007, and entitled “Orbotech Expands into Inkjet Printing Technology for PCBs through the Acquisition of New System”.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FIRST QUARTER 2007 RESULTS

YAVNE, ISRAEL — May 7, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the first quarter ended March 31, 2007.

Revenues for the first quarter of 2007 totaled $86.1 million, compared to the $101.4 million recorded in the first quarter a year ago. Net income for the first quarter of 2007 was $5.6 million, or $0.17 per share (diluted), compared with net income for the first quarter of 2006 of $14.1 million, or $0.43 per share (diluted).

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $35.5 million in the first quarter of 2007, compared to $40.8 million in the fourth quarter, and $41.0 million in the first quarter, of 2006. Sales of flat panel display (“FPD”) inspection equipment were $19.1 million, compared to $27.8 million in the fourth quarter, and $30.0 million in the first quarter, of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $6.8 million, compared to $8.5 million in the fourth quarter, and $9.2 million in the first quarter, of last year. Sales of automatic check reading products were $2.4 million, compared to $3.2 million in the fourth quarter, and $2.3 million in the first quarter, of 2006. In addition, service revenue for the first quarter of 2007 was $22.2 million compared to $22.9 million in the fourth quarter of 2006, and $18.9 million in the first quarter of that year.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $236 million, compared with approximately $270 million at the end of 2006. Non-operating disbursements totaled approximately $19.0 million, comprised mainly of $16.5 million for the repurchase of ordinary shares of the Company pursuant to the Company’s buy-back program under which up to an additional approximately 620,000 shares may be purchased, and $2.5 million in capital expenditures. The weakening U.S. Dollar resulted in a reduction in net income of approximately two cents per share compared with the fourth quarter of 2006; and, if the Sheqel-Dollar exchange rate remains at current levels, can be expected to result in an additional reduction in net income of approximately three cents per share in the second quarter.

While overall revenues from the Company’s PCB business experienced a temporary decline this quarter, the Company continues to benefit from high levels of demand for its Paragon direct imaging system, and recognized revenue from a record number of systems this quarter. The sustained success over the long term of the Company’s Discovery PCB-AOI system has continued to reinforce Orbotech’s leadership position in the PCB industry.

The decrease in revenues from sales of FPD products was the result of a significant reduction in the level of capital investment by LCD manufacturers, a trend which is expected to continue throughout 2007. However, based on the continuing, very strong demand for LCD televisions, the Company believes that capital expenditures by LCD manufacturers should pick up towards the end of 2007 and in 2008.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “As we expected, our first quarter operating results mark the beginning of a challenging year. Nevertheless, we remain optimistic as to the long-term demand for our principal products, and confident that our ongoing emphasis on research and development, together with our strong balance sheet, continue to lay a sound foundation for future growth.”

An earnings conference call is scheduled for Monday, May 7, 2007, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-234-0001, and a replay will be available on telephone number 402-998-1330 until May 21, 2007. The pass code is Q1. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2007

	March 31 2 0 0 7	December 31 2 0 0 6
	U. S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	162,331	187,187
Marketable securities	36,404	41,373
Accounts receivable:
Trade	151,980	142,444
Other	18,467	21,572
Deferred income taxes	3,651	3,369
Inventories	80,564	78,349

Tot al current assets	453,397	474,294

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	37,339	41,100
Other long-term Investments	6,670	7,106
Non-current trade receivables	652	738
Severance pay fund	13,399	15,617
Deferred income taxes	1,650	1,684

	59,710	66,245

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	20,611	20,124

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,205	14,350

	547,923	575,013

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	27,473	33,448
Deferred income	19,102	19,967
Other	30,255	49,420

Total current liabilities	76,830	102,835
ACCRUED SEVERANCE PAY	27,414	29,762
DEFERRED TAX LIABILITY	10,215

Total liabilities	114,459	132,597

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	956	914

SHAREHOLDERS' EQUITY:
Share capital	1,685	1,680
Additional paid-in capital	135,441	132,578
Retained earnings	350,533	345,859
Accumulated other comprehensive income	26	7

	487,685	480,124
Less treasury stock, at cost	(55,177)	(38,622)

Total shareholders' equity	432,508	441,502

	547,923	575,013

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

	3 months ended March 31		12 months ended December 31
	2007	2006	2006
	U.S. dollars in thousands (except per share data)
REVENUES	86,105	101,402	416,469
COST OF REVENUES	49,883	55,623	226,908

GROSS PROFIT	36,222	45,779	189,561
RESEARCH AND DEVELOPMENT COSTS - net	15,575	13,993	60,473
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	16,395	16,569	68,942
AMORTIZATION OF OTHER INTANGIBLE ASSETS	145	145	580
RESTRUCTURING CHARGES			3,332

OPERATING INCOME	4,107	15,072	56,234
FINANCIAL INCOME - net	2,691	1,289	7,404
WRITE-DOWN OF LONG-TERM INVESTMENTS			(205)

INCOME BEFORE TAXES ON INCOME	6,798	16,361	63,433
TAXES ON INCOME	963	2,054	7,893

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	5,835	14,307	55,540
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(42)	(50)	(255)
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(223)	(140)	(315)

NET INCOME	5,570	14,117	54,970

EARNINGS PER SHARE:
BASIC	$0.17	$0.43	$1.66

DILUTED	$0.17	$0.43	$1.65

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,171	32,513	33,105

DILUTED	33,331	33,016	33,399

FOR IMMEDIATE RELEASE

ORBOTECH EXPANDS INTO INKJET PRINTING TECHNOLOGY FOR PCBS

THROUGH THE ACQUISITION OF NEW SYSTEM

YAVNE, ISRAEL — May 14, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced that it has signed a definitive agreement to purchase New System Srl, a privately held company that develops and markets inkjet printing solutions for the bare printed circuit board (“PCB”) industry.

Orbotech will pay 5.75 M€ to the stockholders of New System for the acquisition of all of the outstanding shares of New System. In addition, New System will have approximately 4 M€ in net liabilities immediately following the acquisition, including approximately 1 M€ in stockholder loans which will be repaid following the closing.

For Orbotech, this acquisition is another step in the implementation of its ongoing strategy of growth and diversification by investing in synergistic areas that leverage its core technologies and expertise. By entering into the growing area of inkjet imaging, Orbotech will be able to take advantage of the increasing opportunities that this technology presents.

The Company believes that this transaction has the potential to generate approximately $20 million in annual revenues in the mid-term, based on New System’s current product offering and its short term research and development plans.

“New System is a leading company in the inkjet field, with unique products and technologies and a strong customer base. The acquisition of New System is in line with Orbotech’s strategy to expand from yield management to production solutions. It will provide a strong basis for further expansion in the PCB industry by broadening our product offering as the industry moves from analog to digital production processes. Over the long term, this technology also has potential to be utilized in other electronics industry applications,” said Mr. Rani Cohen, CEO of Orbotech Ltd.

Mr. Cohen added: “The integration of New System into Orbotech will capitalize on the best of both companies’ competencies. Our complementary technologies, products and operations will provide a comprehensive imaging offering enabling customers to achieve higher yields, better production efficiencies and a greater return on investment.”

The transaction is expected to close today. Following completion, New System will be fully integrated into Orbotech’s PCB Division.

About New System

Established in 1993, New System Srl is a privately owned company that develops and markets complete inkjet imaging solutions designed to substitute for traditional processes used in the PCB industry. New System’s customers are mainly located in Europe and the United States. Operating from Gorizia, Italy, the company has approximately 30 employees including a strong R&D team specializing in high speed, high accuracy, single-step UV curable inkjet technologies. With some 13 years of expertise in inkjet for PCB applications, New System has world class know-how in multiple aspects of inkjet system design and manufacturing for electronic industry applications.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: May 16, 2007